

Mail Stop 3561

May 17, 2018

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re:** **EVO Payments, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed May 10, 2018**
> **File No. 333-224434**

Dear Mr. Kelly:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2018 letter.

Risk Factors

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment, page 54

1. Your disclosure that purchasers of Class A common stock in this offering will have contributed 77% of the aggregate price paid by all purchasers and will own approximately 24% of your outstanding equity is inconsistent with your disclosures under Dilution on pages 67 and 68. Please revise as appropriate or advise us why you believe no revision is necessary.

Use of Proceeds, page 63

2. The anticipated use of proceeds by EVO LLC as described here differs from the use of proceeds presented on your capitalization table and your unaudited pro forma consolidated financial statements. Specifically, your disclosures elsewhere indicate that all of the proceeds are expected to be used to repay the deferred purchase price under the Sterling acquisition and to repay a portion of the second lien term loan, with no proceeds remaining for general corporate purposes. Please revise your disclosures as needed throughout your filing to present a consistent view of the anticipated use of proceeds. Additionally, for the ease of your investors, please quantify here the amount of proceeds expected to be spent on each identified use or provide a cross-reference to the location in your filing where those disclosures are provided.

3. Footnotes 4 and 5 to your unaudited consolidated pro forma balance sheet appear to indicate that you have already paid a portion of your offering costs and the amount of offering proceeds available for you to spend on reducing your debt is larger than the $177.5 million net proceeds currently disclosed here. If our understanding is correct, please revise your use of proceeds disclosures to clarify such to your investors.

Dilution, page 67

4. With regards to the dilution table on page 67, we have the following comments:

   - Please provide us with your calculation supporting the $(680.3) million shown as EVO LLC's net tangible book value before the offering.

   - Please provide us with your calculation supporting the $(495.9) million shown as your aggregate net tangible book value after the offering and after giving effect to the Reorganization and the Assumed Redemption.

   - Please tell us and disclose the number of shares used in calculating pro forma net tangible book value per share both before and after the offering.

5. With regards to the dilution table on page 68, we have the following comments:

   - The totals and percentages presented in the table on page 68 are not mathematically accurate. Please revise.

   - Please provide us with your detailed calculation supporting that the existing shareholders will own 58,162 shares following the Reorganization Transactions, including this offering, and the Assumed Redemption. Based on disclosures elsewhere in your filing, it appears this number should be 62,655.

- We also note that 666,667 shares are being sold on behalf of selling shareholders and you will receive no cash consideration for those shares. Thus it appears that total consideration attributable to new investors is $200.0 million. Please revise.

Unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet as of March 31, 2018, page 71

6. Generally, pro forma adjustments should be presented gross on the face of the pro forma financial statements. If you choose to combine several adjustments into a single net amount, a more detailed explanation of the components of such adjustments should be provided in the footnotes to your pro forma financial statements. Please either revise your pro forma financial statements to present all adjustments on a gross basis or expand the disclosures in your footnotes to disclose the nature and amount of all components included in the net adjustments seen on the face of your pro forma balance sheet. Specifically, please provide a tabular reconciliation of the net adjustments to additional paid-in-capital, accumulated deficit and the nonredeemable non-controlling interest in your response and consider providing that information in the footnotes. Please ensure that the footnotes clearly explain the assumptions involved. We may have further comments after reviewing your response.

Management's discussion and analysis of financial condition and results of operations

Liquidity and capital resources, page 97

7. We note that the amounts presented in the table on page 98 for "Net cash (used in) provided by operating, investing and financing activities" and the "Effect of exchange rate changes on cash and cash equivalents", and discussed under Operating, Investing and Financing activities on pages 98 and 99, do not agree with the amounts presented in your March 31, 2018 statements of cash flows. Please revise as appropriate or tell us why you believe no revision is required.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products